

September 26, 2012

Leong Siak Hung, Chief Executive Officer
Asia Entertainment and Resources Ltd.
Unit 605, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

Re: Asia Entertainment and Resources Ltd.
Form 20-F for the fiscal year ended December 31, 2011
Filed March 16, 2012
File No. 001-34804

Dear Mr. Hung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 39

Liquidity and Capital Resources – Historical Cash Flows, page 51

1. We note that you have available lines of credit of approximately $55,263,000 from casino license holders, of which $35,989,109 was outstanding at December 31, 2011. Since lines of credit, such as those obtained from banks, are generally available for working capital, your discussion of available lines of credit could be construed as implying that you have almost $20 million in available borrowings to fund your operations. However, based on the disclosure in Note 6 to your financial statements, it appears the amounts due to the Casino Operators consist solely of advances of non-negotiable chips (which do not appear to be readily convertible into cash). If your available lines of credit from casino license holders are not potential sources of cash to fund your operations, please clarify your disclosure in this regard.

2. In Note 6 to your financial statements, you indicate that your lines of credit payable to the Casino Operators are renewable monthly. Please add this disclosure to your MD&A, and discuss the effect on your operations if the Casino Operators decided not to renew your lines of credit in any given month. Also, in the event you were required to repay your lines of credit payable to the Casino Operators, state the expected source of repayment.

Contractual Obligations, page 52

3. It is unclear why you have not included your lines of credit payable to Casino Operators in your table of contractual obligations. Please explain.

Item 18. Financial Statements, page 88

Consolidated Balance Sheets, page F-3

4. The markers receivable balance increased from $120,140,393 at December 31, 2010 to $240,131,089 at December 31, 2011. In this regard, please tell us the reason(s) for this material increase, and provide us with a table that details the receivables generated and collections made during the current year. Also, please provide us with the amount, if any, of markers receivable at December 31, 2011 that remained outstanding throughout 2011. In addition, please provide us with an aging (i.e., 30 days, 60 days, 90 days, etc.) of your markers receivable at December 31, 2010 and December 31, 2011.

Note 2 – Summary of Significant Accounting Policies, page F-11

VIP Gaming Room Cage and Marker Accounting, page F-13

5. You state that may not be able to collect all of the markers receivable from the junket agents. You also state that you expect to be able enforce these obligations only in a limited number of jurisdictions, including Macau. In addition, you state that, to the extent that junket agents are from other jurisdictions, you may not have access to a forum in which you will be able to collect all of your markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and you may encounter forums that will refuse to enforce such debts. In this regard, you state that your inability to collect gaming debts could have a significant negative impact on your operating results. As such, please tell us and revise your disclosure to include a table that details markers receivable from junket agents in jurisdictions for which you may not have access to a forum that will enable collection. Also, please provide an aging of your markers receivable, by jurisdiction, at December 31, 2010 and December 31, 2011.

6. You indicate that Messrs. Lam and Vong have guaranteed all markers receivable and, as a result, management believes that a reserve for bad debts is not deemed necessary. In this regard, please explain to us how you would account for any collections from Messrs. Lam and Vong in the event that any markers were deemed to be uncollectible. Please provide us

with an example in your response that specifically indicates whether or not you would record any bad debt expense on the date you deem a marker to be uncollectible. We may have further comment after reviewing your response.

7. On a related matter, you state that the guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for working capital. In this regard, please provide us with more information regarding the enforceability of the guarantee of Messrs. Lam and Vong for amounts in excess of the loans provided by them for working capital. Also, in the event the guarantee of Messrs. Lam and Vong is actually offset against the loans provided by them, please tell us and revise your disclosure to discuss the effect of any such offset on the ability of Messrs. Lam and Vong to convert their loans into Ordinary Shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief